UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

REPLY TO THE REQUEST BY THE KOREA EXCHANGE TO COMMENT ON

REPORTS REGARDING THE POTENTIAL ACQUISITION OF TOPTEC CO., LTD.

On January 16, 2018, the Korea Exchange requested that SK Telecom Co., Ltd. (the “Company”) respond to reports regarding the potential acquisition of TOPTEC Co., Ltd. (“TOPTEC”). The Company’s final response to such request is that as of January 17, 2018, it has decided not to pursue the acquisition of TOPTEC. The Company had previously stated in an earlier response that it was reviewing the potential acquisition of TOPTEC but had not made any decision with regard to such acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jinwon Kim
(Signature)
Name:	Jinwon Kim
Title:	Senior Vice President

Date: January 18, 2018

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